WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail: wmslaw@tampabay.rr.com

February 15, 2011

Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Moving Box, Inc.
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-168738

Dear Mr. Brown:

We have filed on EDGAR the above Amendment No. 3.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .
To better explain in response to this comment:  It was the Company’s position with respect to investors in the placement that the company intended to become a fully reporting SEC company and secure a quotation for its common stock on the OTCBB as soon as practical after the placement closed.  To do this, the Company intended to file a Selling Stockholder Registration Statement on Form S-1 as soon as practical after the closing of the placement.  By so doing, investors in the placement would not have to deal with Rule 144 issues in connection with the resale of their stock, including but not limited to additional expenses associated with legal opinions, and the Company believed that the 211 process with FINRA would also be facilitated.  To the Company’s knowledge, no investor had any intention to resell at the time they purchased their securities and no investor has any current intention to resell.  No selling shareholder had or has any agreements or understandings to resell their shares at the time of purchase, at the time of filing of the S-1 or today.  The Company continues to believe that all investors had an intention to hold their shares for at least six months at the time of the placement.

2 .	Disclosures updated to 12/31/10
3 .	Uptone now described as related party throughout the filing and the financial statements. Numerous conforming changes made throughout.
4 .
First, the Company and Counsel apologize for a misunderstanding of the mechanics of the application of Rule 457(a) when there is an increase in the offering price and we sincerely regret this and any difficulty it has cause the staff in the review process.  We now understand that Rule 457(a) did not require the payment of an additional filing fee in this case, and we have revised the filing accordingly.

5 .
As the staff will note, on January 13, 2011, the Wilcken Note, the Royalty Rights Agreement and the Production Agreements were all substantially amended to address these concerns.  Appropriate conforming changes have been made throughout the filing and the financials statements.

6 .	Additional definitions of these terms added.
7 .	This comment addressed through the Amendments. See 5 above.
8 .	This comment addressed through the Amendments. See 5 above.
9 .	Aggregate market price and stockholders’ equity disclosed.
10 .	Financial Summary revised.
11 .	Risk factor clarified with this point.
12 .	Reference to Manual Exemption removed.
13 .	Revised to show selling price of $.02 per share.
14 .	References removed.
15 .	Revised to reflect 2,000,000 shares of common stock issued.
16 .	Revised Footnote 5 to March 31, 2010 financial statements.
17 .	Revised weighted average number of shares in December 31, 2010 Statements of Operations.
18 .	Revised classification of related party advances and related party loan in December 31, 2010 Statements of Cash Flow.
19 .	We have reinserted the back cover page.